                                                                    Exhibit 12-B

                        Atlantic City Electric Company

          Ratio of Earnings to Fixed Charges and Preferred Dividends
          ----------------------------------------------------------
                            (Dollars in Thousands)


                                         12 Months
                                           Ended                               Year Ended December 31,
                                        September 30,  ------------------------------------------------------------------------
                                            2000           1999           1998           1997           1996           1995
                                        ------------   ------------   ------------   ------------   ------------   ------------
Income before extraordinary item           $ 41,849       $ 63,930       $ 30,276       $ 85,747       $ 75,017       $  98,752
                                        ------------   ------------   ------------   ------------   ------------   ------------

Income taxes                                 21,556         49,326         18,178         50,442         36,958         48,277
                                        ------------   ------------   ------------   ------------   ------------   ------------

Fixed charges:
     Interest on long-term debt
        including amortization of
        discount, premium and
        expense                              73,589         60,562         63,940         64,501        64,847          62,879
     Other interest                           4,021          3,837          3,435          3,574         4,019           4,364
     Preferred dividend require-
        ments of subsidiary
        trusts                                7,619          7,634          6,052          5,775         1,428               -
                                        ------------   ------------   ------------   ------------   ------------   ------------
        Total fixed charges                  85,229         72,033         73,427         73,850        70,294          67,243
                                        ------------   ------------   ------------   ------------   ------------   ------------

Earnings before extraordinary
     item, income taxes and
     fixed charges                         $148,634       $185,289       $121,881       $210,039      $182,269        $214,272
                                        ============   ============   ============   ============   ============   ============

Fixed charges                              $ 85,229       $ 72,033       $ 73,427       $ 73,850      $ 70,294        $ 67,243

Preferred dividend requirements               3,230          3,777          5,289          7,506        14,214          20,839
                                        ------------   ------------   ------------   ------------   ------------   ------------

                                           $ 88,459       $ 75,810       $ 78,716       $ 81,356      $ 84,508        $ 88,082
                                        ============   ============   ============   ============   ============   ============

Ratio of earnings to fixed charges
     and preferred dividends                   1.68           2.44           1.55           2.58          2.16            2.43

     For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of subsidiary trusts, and the estimated interest component of rentals. Preferred dividend requirements represent annualized preferred dividend requirements multiplied by the ratio that pre-tax income bears to net income.